UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

CALTIER FUND I, LP

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12056

Delaware	36-4920665
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

14269 Danielson St., Poway, CA 92064	92130
(Address of principal executive offices)	(Zip Code)

(619) 344-0291

Registrant’s telephone number, including area code

Units Representing Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

In this report (this “Annual Report”), the term “CalTier” “we”, or “the company” refers to CalTier Fund I, LP.  The term “General Partner” refers to, CalTier, Inc., our General Partner.

Some of the statements in this Annual Report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Annual Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	overall strength and stability of general economic conditions and of the real estate industry more specifically;

•	changes in the competitive environment, including new entrants;

•	our ability to generate consistent revenues;

•	our ability to effectively execute our business plan;

•	changes in laws or regulations governing our business and operations;

•	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our company;

•	costs and risks associated with litigation;

•	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

•	other risks described from time to time in periodic and current reports that we file with the U.S. Securities and Exchange Commission.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this Annual Report may emerge from time to time. Moreover, because we operate in a competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to the company including but not limited to the fact that we have limited operating history and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.

This Annual Report contains estimates and statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information, and you are cautioned not to give undue weight to such estimates. Although we believe the publications are reliable, we have not independently verified their data. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

You should read this Annual Report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

Should one or more of the risks or uncertainties described in our Offering Circular for the 2023 Regulation A offering occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this Annual Report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this report.

OVERVIEW

The CalTier Fund I, LP is a Delaware limited partnership formed on January 23, 2019 to invest primarily in multi-family real estate properties in the United States. The company is externally managed by its General Partner, CalTier Inc. (formerly CalTier Realty, LLC) a Delaware corporation. The General Partner was formed in 2017 to be a fund management and real estate acquisition company focusing on opportunities throughout the United States. CalTier Inc.’s focus is to safely bring international capital from ultra-high wealth individuals, family offices, and institutional partners into the United States alongside United States accredited and non-accredited investors and deploy funds into high yield real estate acquisitions. CalTier Inc. has been created by a group of professionals, all successful in their own fields, to take advantage of a unique moment in time within the global economy, foreign direct investment and U.S. real estate market. We believe that CalTier Inc. has extensive relationships across the United States with those who have access to real estate opportunities, including off-market real estate, that fit the company’s target investment criteria.

Our General Partner, CalTier Inc. has the authority to make all of the decisions regarding our investments, subject to the limitations in our Limited Partnership Agreement and the direction and oversight of our General Partner’s investment committee. Our General Partner also provides asset management, marketing, investor relations and other administrative services on our behalf. As such, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

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Our General Partner has not participated as a Manager or a Sponsor in any previous direct participation programs as defined in FINRA Rule 2310(a)(18) and 2310(b)(3)(D).

Our office is currently located at 14269 Danielson St., Poway, CA 92064. Our telephone number is (619) 344-0291 Information regarding the company is also available on our web site at www.caltier.fund.

Our Real Estate Assets

Wholly-Owned Properties

As of the date of this Annual Report, we own the following properties:

The Legend Condo

Address	325 7th Avenue, #1101, San Diego, CA 92101

Type of Property	Condominium

APN / Parcel ID	535-563-37-01

Building Class	A

Square foot	1,129 square feet

Occupancy	Currently occupied (Renter)

Capital improvements	None planned.

Total spent or intended to be spent on capital improvements	$0

Purchase Price	$790,000

Date of Purchase (Month/Year)	November 2021

Debt on property	$600,000 loan (1)

Est. Rental Income	$84,000 per year (2)

(1)       Represents the loan with Velocity Commercial Capital, LLC . See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Indebtedness” for more information on this loan.

(2)       We started receiving rental income on this property beginning in January 2022 of $7,000 per month. Estimate above is based on this rental income received on a yearly basis. For the year ended December 31, 2022, we received $75,013 in rental income from this property.

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Reflections at Lakeshore

Address	36 Lakeshore Dr., Lake Elsinore, CA 90018

Type of Property	Undeveloped waterfront property

APN / Parcel ID	374-201-001

Acreage	1.22 acres.

Development Plans	We intend to develop this property – either directly, or through an affiliate. Our development plan consists of a 36-unit multi-family and mixed use development. This development is intended to be a water-front property consisting of a diverse unit mix of 1 bedroom/1 bathroom, 2 bedrooms/2 bathrooms, 3 bedroom/2 bathrooms, retail units, a clubhouse, pool, and workspace. Development has not commenced as of the date of this Annual Report. Anticipated completion of this development is Q4 2023 – although this is a rough estimate, and there is no guarantee this will occur. If we do not develop this property directly, we would likely sell the property to an affiliate or third party, who would then develop the property.

Total Cost of Development (Estimated)	$14,500,000

Purchase Price	$550,000

Date of Purchase (Month/Year)	October 2022

Debt on property	None to date

Est. Rental and Other Income	$1,225,000 per year (Assuming development by the company. If the company does not develop the property, it intends to sell the property at prevailing market rates).

Joint Venture Properties

As of the date of this Annual Report, we have made investments into the following properties through joint-venture investments, pursuant to which we acquired a share of ownership in an entity that owns the properties below. Our company did not utilize debt in purchasing the interests set forth in the table below.

Asset Name	Zip Code	# of Units	Date of Investment	Ownership Acquired	Approximate Investment Cost	Asset Class
The Lodges at Glenwood (1)	84604	194	3 /2021	0.16%	$10,000	Class B
Lakewood Apartments (2)	77590	88	3 /2021	1.19%	$25,000	Class C
Raintree Commons (3)	84604	154	5 /2021	0.11%	$15,000	Class B
Apple Lane Apartments (4)	66049	75	7 /2021	1.61%	$25,000	Class C
The Vue Apartments (5)	78752	156	10 /2021	0.29%	$25,000	Class B
506 South Apartments (6)	77598	180	12 /2021	0.48%	$25,930	Class C
APEX Apartments (7)	76105	152	5 /2022	2%	$100,000	Class C
Pinpoint RVA Portfolio (8)	23219 23220	185	8 /2022	1.2%	$200,000	Class B
Sundance Income and Growth OP (9)	Various	3,987+	10 /2022	0.4%	$100,000	N/A
Sabine Lofts (10)	77007	198	10 /2022	4.8%	$50,000	Class B
Avenue Grove (11)	77098	270	2/2023	0.3%	$200,000	Class A
Hickory Point (12)	23602	175	2/2023	3.125%	$200,000	Class B

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(1)	In March, 2021, we purchased an ownership interest in RS Glenwood Investors, LLC, a Utah limited liability company (“Glenwood”). RS Glenwood is a special purpose entity that owns a 1156-bed, 194 unit student housing complex located in Provo, Utah within walking distance from Brigham Young University. The property was built in 1978 and historically, the property has been 98-100% occupied. This project is a low-leverage deal at 60% Loan-To-Value (LTV) with a value-add potential. Management has determined the fair value of the company’s investment to be $13,135 and $10,536 as of December 31, 2022 and 2021, respectively. The unrealized gain on the fair value of the investment amounted to $2,689 and $772 for the years ended December 31, 2022 and 2021, respectively.
(2)	In March, 2021, we purchased an ownership interest in CC Lakewood Apts, LLC, the special purpose entity (“Lakewood”) that owns Lakewood Apartments, an 88-unit multi-family property located in Texas City, Texas within the Houston MSA just a short drive to downtown Houston and 30 minutes from William P. Hobby International Airport. The property is well-located near major employment centers such as NASA, Landry’s headquarters, Valero, Moody’s National Bank, and University of Texas Medical Branch. Management has determined the fair value of the company’s investment to be $25,172 and $32,914 as of December 31, 2022 and 2021, respectively. The unrealized gain (loss) on the fair value of the investment amounted to ($7,742) and $9,571 for the years ended December 31, 2022 and 2021, respectively.
(3)	In May 2021, the company purchased an ownership interest in RS Raintree Investors, LLC, a Utah limited liability company (“Raintree”). Raintree is a special purpose entity that owns Raintree Commons, a 924-bed, 154 unit student housing complex located in Provo, Utah serving the students at Brigham Young University. Raintree was built in 1971 and has consistently been over 98% occupied. Management has determined the fair value of the company’s investment to be $9,598 and $15,174 as of December 31, 2022 and 2021, respectively. The unrealized gain (loss) on the fair value of the investment amounted to ($5,576) and $315 for the years ended December 31, 2022 and 2021, respectively.
(4)

In July, 2021, we purchased an ownership interest in Apple Lane Investors, LLC, a special purpose entity (“Apple Lane”) that owns the Apple Lane Apartments, a 75-unit student housing property located in Lawrence, Kansas, home of the University of Kansas. Apple Lane was built in 1984 and has historically been near 100% occupied. The property is within walking distance of campus. Management has determined the fair value of the company’s investment to be $36,719 and $27,847 as of December 31, 2022 and 2021, respectively. The unrealized gain on the fair value of the investment amounted to $8,872 and $3,116 for the years ended December 31, 2022 and 2021, respectively.

(5)

In September, 2021, we purchased an ownership interest in LPRE Vue, LLC, a Delaware limited liability company (“The Vue”). The Vue is a special purpose entity that owns the Vue Apartments, a 156-unit multi-family property located in Austin, Texas. The Vue was built in 1999 and is located across the street from an elementary school, 15 minutes from Downtown Austin, and 10 minutes from the Austin-Bergstrom International Airport. This property was sold in November 2022 for a total of $30.35 million, which resulted in a realized gain of $5,180 (approximately, 20.72%) for the company on our $25,000 investment.

(6)	In December, 2021, we purchased an ownership interest in CC 506 South, LLC, a special purpose entity (“506 South”) that owns the 506 South Apartments, a 180-unit multi-family property built in 1969. 506 South is located in Webster, Texas, a suburb of Houston, Texas. 506 South is within walking distance to brand new schools and was acquired with an average of $231 below market rent delta. Management has determined the fair value of the company’s investment to be $41,581 and $25,930 as of December 31, 2022 and 2021, respectively. The unrealized gain on the fair value of the investment amounted to $15,561 and $0 for the years ended December 31, 2022 and 2021, respectively.
(7)	In May, 2022, we acquired an ownership interest in Apex Fort Worth Partners, LLC, a Nevada limited liability company (“Apex“). Apex is a special purpose entity that owns a 152 unit property located in Fort Worth, Texas valued at $13,700,000. This property is an apartment complex built in 1968 and contains sixteen 1-bedroom units, ninety-six 2-bedroom units, and forty 3-bedroom units. The total square footage is 134,800. The property is currently revenue producing, and the company is entitled to a proportionate share of revenues produced by the property based on its ownership interest. To date, we have earned 1.82% in revenue from this property. Apex is managed by Apex FW Manager, LLC, which consists of Bakerson, LLC and Camino Verde Group, LLC. Management has determined the fair value of the company’s investment to be $164,743 as of December 31, 2022. The unrealized gain on the fair value of the investment amounted to $64,743 for the year ended December 31, 2022.

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(8)	In August 2022, the company purchased an ownership interest in Pinpoint RVA Investors, LLC, a Virginia limited liability company (“Pinpoint”). Pinpoint is a special purpose entity that acquired a portfolio of properties located in Richmond, Virginia, totaling 185 units valued at $38,750,000. The portfolio consists of Marshall Park Townhomes, a 41-unit residential property with 2 apartments and 39 townhomes. Grace & Monroe Apartments is a 57-unit multi-family apartment complex. District Square Apartments is a 58-unit multi-family apartment complex. Broadway Apartments is a 29-unit mixed-use property with 27 residential apartments and 2 commercial units. The properties are currently revenue producing, and the company is entitled to a proportionate share of revenues produced by the properties based on its ownership interest in Pinpoint. Management has determined the fair value of the company’s investment to be $200,000 as of December 31, 2022.
(9)	In September 2022, the company purchase an ownership interest in the Sundance Bay Income and Growth OP, LP (“Sundance”), a multi-family income and growth fund consisting of a portfolio of core-plus and value-add multi-family assets, pursuant to which we invested $100,000 into Sundance in exchange for an approximately 0.4% ownership interest in Sundance at the time of our investment. As of December 31, 2022, Sundance had invested into 22 multi-family assets consisting of 3,987 units and a total gross asset value of $656,925,000. The 22 multi-family assets are located in the following states: Georgia, Utah, Arizona, South Carolina, and Texas. The properties owned by Sundance are currently revenue producing, and the company will be entitled to a proportionate share of revenues produced by the properties based on its ownership interest in Sundance. Management has determined the fair value of the company’s investment to be $100,000 as of December 31, 2022.
(10)	In October 2022, the company purchased an ownership interest in Sabine Investors, LP, a limited partnership (“Sabine”) pursuant to which we purchased $50,000 worth of units in Sabine, for an approximately 4.8% ownership interest in Sabine. Sabine is a special purpose entity that acquired “Sabine Lofts”, a 198-unit boutique, loft-style mid-rise multifamily community with value-add opportunity located along the Buffalo Bayou, minutes from downtown Houston, Texas. The property is currently revenue producing, and the company will be entitled to a proportionate share of revenues produced by the property based on its ownership interest. As of the date of this Annual Report, the company has not received revenues from its investment in Sabine The company expects its first revenues from this investment will be earned in Q3 of 2023.
(11)	In February 2023, we acquired an ownership interest in LB Heights, LLC, a limited liability company (“LB”) pursuant to which we purchased $200,000 worth of units in LB for a 40% membership interest in LB. LB is a special purpose entity that is the general partner of 3815 Eastside, LP, a limited partnership that acquired “Avenue Grove”, a 270-unit concrete apartment complex and sole residential community at the doorstep of Levy Park, a vibrant urban greenspace located in Houston, Texas. The property is walkable to Houston’s most prestigious neighborhoods, popular employment centers, and top-tier retail and entertainment centers. The property is currently revenue producing, and the company is entitled to a proportionate share of revenues produced by the property based on its ownership interest. As of the date of this Annual Report, the company has not received revenues from its investment in LB.
(12)	In February 2023, we acquired an ownership interest in RBG Hickory Fund XIX LLC, a limited liability company (“Hickory”) pursuant to which we purchased $200,000 worth of units in Hickory for a 3.125% membership interest in Hickory. Hickory is a special purpose entity that acquired Hickory Point, a 175-unit apartment complex located in Newport News, Virginia, one of the better performing submarkets in the greater Richmond, Virginia region. The property consists of 2-3 townhome-style units and is well-positioned less than one mile from the Fort Eustis station gate, which provides support to over 50,000 active duty military members. We believe the property has great value-add potential and is anticipated to be revenue producing. The company is entitled to a proportionate share of revenues produced by the property based on its ownership interest. As of the date of this Annual Report, the company has not received revenues from its investment in Hickory.

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Investment strategy

Real estate properties are marketed as three different types of classes – Class A, Class B and Class C. These classes provide a shorthand way to describe attributes of properties. These are not exact classifications but generally real estate assets within a class have similar characteristics.

The highest quality buildings are Class A; some characteristics include that they tend to be:

∙	built within the past 15 years;

∙	low vacancy rates, high income tenants and high rents;

∙	desirable location and professionally managed; and

∙	no significant maintenance issues.

Class B is the next highest asset class, some characteristics include that they tend to be:

∙	older than Class A buildings;

∙	often higher vacancy rates and less affluent tenants;

∙	less desirable location than Class A buildings and they can be professionally managed; and

∙	there may be some maintenance issues.

This class is sometimes described as “value add” because with some renovations and improvements assets in this class can be elevated to a higher class.

The last asset class is Class C, some characteristics include that they tend to be:

∙	older than 20 years;

∙	less desirable locations and at times, poorly managed; and

∙	they have some maintenance issues.

Class C buildings may need significant investment in order for them to become reliably income producing.

Our focus will primarily be multi-family units that fall into the Class B and Class C categories. We intend to use substantially all of the proceeds of the 2023 Reg A Offering to acquire, manage, operate, leverage, and opportunistically sell multi-family rental properties and development projects through purchasing equity interests in those properties. In addition, we intend to leverage our interest in those properties through engaging in activities, through debt (including senior mortgage loans, subordinated mortgage loans (also referred to as B Notes), mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Even though our focus currently is multi-family rental properties that are Class B and Class C assets, our General Partner will evaluate our strategy at least once every six months. Our General Partner may determine for a variety of reasons (including the lack of available assets) to refocus our policy and we may look toward acquiring other types of real property.

We seek to create and maintain a portfolio of multi-family rental properties and other project investments that generate a low volatility income stream of attractive and consistent cash flow. We intend to achieve this primarily through investment in multi-family value add properties. ‘Value add’ is in this case is defined as properties that may exhibit management or operational problems, require physical improvement and/or suffer from capital constraints. By addressing these issues, we seek to increase value and cash flow of our properties over time.

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Our underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our General Partner, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multi-family rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our limited partners.

Investment objectives

Our primary investment objectives are:

∙	to grow the value of our investments;

∙	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;

∙	to pay attractive and consistent cash distributions;

∙	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years to seven years of the termination of the 2023 Reg A Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

∙	to preserve, protect and return your capital contribution.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met.

Investment Strategy

Successful investment process takes careful planning and constant improvement in practices at every point along the path from creating the initial relationship through completing the acquisition. For greater clarity, the path is divided into several steps, some of which are highlighted below. While the investment process is important, it is just the first portion in the complete execution of the asset’s life-cycle, and must be considered in light of the asset management and disposition strategies.

Our Investment Process

Source Relationships

Consistent exposure to quality opportunities must begin with creating relationships with those that might have information concerning properties that are available for purchase.

Brokers

Real estate brokers will provide the widest net in that they are in the business of speaking with owners that may become sellers.

Property Owners

Establishing direct relationships with property owners will increase the likelihood of access to opportunities before they hit the market.

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Identify Opportunities

Most submissions will go through an initial evaluation to gather market trends and data and to find a property that will fit our model.

Initial Evaluation

The starting process for considering an asset is done in the office, and involves a high level financial analysis of price, property rents, vacancy, market rents, potential physical improvements, current lending parameters and MSA dynamics.

Site Visit

When appropriate, a site visit will be conducted.

Advanced Evaluation

After property data is obtained a final re-evaluation of the asset’s potential is conducted. Assumptions made in the initial study are confirmed or adjusted as appropriate.

Investment Committee

The final deciding group is the Investment Committee. It is also the role of the Investment Committee to determine the appropriate time for acquisition and disposing of an asset.

Due Diligence

Due Diligence stage is the final evaluation, both confirming the information gathered regarding the asset including but not limited to estoppels and property financial records received once escrow is opened, and in completing in-depth review of physical characteristics, including structural reports, Phase I hazardous substance reports, mold evaluations if concerns exist, etc.

Close Escrow

The transaction is completed only after all due diligence is done and the returns are consistent with the terms approved.

Partnership Selection (for Joint-Venture Investments)

We place significant value on our partnerships. Because of this, we conduct extensive due diligence on each partner we may make an investment with as a joint-venture investment. Typically, we look for the following when conducting this due diligence:

1.	Years of experience in the management team.

2.	Successful deals completed.

3.	Complimentary focus of their portfolio with ours.

4.	Valuation, cash flow and financial stability.

5.	Values, mission and aligned goals.

Each partnership is different and we evaluate each one on a case by case basis and then determine if we wish to partner with them at the discretion of the General Partner

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Market Outlook — Multi-Family Real Estate Market

Based on our understanding of the multi-family real estate market, we believe that existing apartments will continue to do quite well in terms of occupancy (i.e., 95%+ occupancy rate), but it may not be possible to push up rents as vigorously as in years past.  Demand for multi-family rental units has been quite robust over the past year due to pent-up demand, rising interest rates, and lack of supply. A Freddie Mac report released in 2021 showed a 3.8 million unit shortage that may take over a decade to correct. Areas such as Los Angeles, which is estimated to be over 390,000 units short; Salt Lake City, which is estimated to be over 27,000 units short; and San Antonio, which is estimated to be over 54,000 units short, demonstrates there is a need for rental units. We anticipate this trend to continue over the next 5-10 years, which will help in keeping occupancy and rent up even if prices drop.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential and multifamily class B and C assets where we anticipate continued demand growth. While the impacts of the market, the war in Ukraine, and inflation are currently unpredictable; it is possible that there will be a negative impact, both the U.S. and world economy. In such a scenario, while uncertain, we expect that our current strategies, centered around real estate with intrinsic value (residential logistics) and inherent limited supply, are likely to perform as well or better than most other strategies.

In summary, we believe that as an asset class, multi-family assets in core-plus areas in the United States will continue to benefit from appealing risk-adjusted returns. Our understanding is that even through the volatility of the markets, the fundamental demand for housing coupled with population growth, make apartments a relatively safe option for investment capital.

Competition

Our ability to produce revenues will rely on several factors including and not limited to sourcing and acquiring properties to develop and the real estate market once we have developed the properties.

We will compete with other organizations that invest in multi-family real estate assets, including real estate acquisition funds, REITs (e.g., Fundrise), individuals, corporations, insurance companies, pension funds, partnerships and private funds, for both the properties to development as well as for buyers and tenants once the properties have been developed. Some of these entities have more resources than ours.

Legal Proceedings

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our units.

Investment Policies

The company will focus on investing in Class B and Class C multi-family properties in the United States. CalTier Inc., will act as the General Partner of the company. Though the company may receive capital gains from these properties, the goal of the company will be to purchase properties for rental income.

The company will focus on investing in multi-family projects utilizing both equity and debt. Specifically, the company will focus on investing in B class and C class properties. The company will typically invest in properties with a purchase price in the $6 million to $30 million range. The General Partner will revisit this strategy at least every six months.

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The company may acquire an interest in commercial real estate in a variety of ways, including but not limited to:

∙	purchasing fee simple title to a property;

∙	purchasing a note (performing or non-performing) secured by a property through negotiated lender sales and/or auctions;

∙	providing straight debt or convertible debt to an owner of a property; or

∙	purchasing a partnership or membership interest (including minority interests) in a special purpose entity that owns a property.

To the extent that the company acquires minority interests in special purpose entities it will need to structure those acquisitions in such a way as to not trigger the definition of an “investment company” under the Investment Company Act of 1940.

It is contemplated that the company may use leverage (secured debt or short-term lines of credit) to acquire properties. The company will seek to keep the company’s overall portfolio leverage ratio to 65% or less (75% or less, if mezzanine debt is obtained). The foregoing targets exclude short term lines of credit.

The primary focus for the company is multi-family income properties. However, the company may also make investments in ground up developments, secondary markets, other real estate and non-real estate backed securities and the like. The company will not invest in mobile home parks, hospitals or agricultural properties.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are a Delaware limited partnership formed to acquire and manage a portfolio of multi-family properties and other real estate-related investments which may be wholly or fractionally owned. In addition, we may acquire debt or preferred equity securities that meet our investment objectives.

We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of constructing a portfolio of real estate assets that provides stable, attractive returns to our investors. We may make our investments through direct ownership in real estate assets or in partnership with companies with investment objectives similar to ours.

CalTier Inc. is the General Partner of the company. CalTier Inc. is responsible for managing our day-to-day operations and our portfolio of real estate and other real estate-related assets. CalTier Inc. also has the authority to make all of the decisions regarding our investments (subject to the limitations in our Limited Partnership Agreement) and the direction and their oversight. CalTier Inc. and/or other affiliates of our General Partner will provide marketing, investor relations and other administrative services on our behalf. CalTier Inc. is the owner of CalTier Advisors, LLC, which is an internet investment adviser registered with the SEC.

See “Liquidity and Capital Resources – Our Investments” further below for additional information on investments made to date by our company.

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Results of Operations

For the Years Ended December 31, 2022 and 2021

For the year ended December 31, 2022, our investments produced revenues of $84,741, compared to $0 for the year ended December 31, 2021. Investment income for the year ended December 31, 2022 was comprised primarily of rental income produced by our existing portfolio of directly owned and jointly-owned properties. In particular, the company received $75,013 in rental income from the Legend Condominium for the year ended December 31, 2022, which the company acquired in November 2021. By the end of 2021, the company had only made limited investments in real estate, which had not yet produced revenues. During the year ended December 31, 2022, the company acquired and/or invested in a significantly greater number of properties, which is the primary driver behind the increase in investment income in 2022 compared to 2021.

We had total expenses of $1,761,180 for the year ended December 31, 2022, compared to $433,148 for the year ended December 31, 2021. The largest component of our operating expenses for both the years ended December 31, 2022 and 2021 were professional and other fees, which were $1,645,825 for the year ended December 31, 2022, and were primarily comprised of marketing expenses related to capital raising in our Prior Reg A Offering, as well as other offering expenses, property taxes, legal, audit, and accounting expenses. These fees increased significantly in 2022 as a result of increasing our marketing spending in an effort to grow the company, as well as receiving additional proceeds from our Prior Reg A Offering which allowed us to put more funds towards growing our company. Additionally, as our operations grew, we incurred more expenses related to marketing, audits, and accounting. The second largest component of operating expenses was management fees (paid to our General Partner, CalTier, Inc., which were largely comprised of Asset Management Fees paid to the General Partner in both periods), followed by interest fees paid on the company’s outstanding loan payable, currently held by Velocity. Our operating expenses significantly increased in all of these categories for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to our increased operations in 2022 compared to 2021, which led to both increased revenues from investments, but also increased operating expenses.

As a result of the foregoing factors, we incurred a net loss of $1,557,246 for the year ended December 31, 2022, a significant increase compared to a net loss of $415,999 for the year ended December 31, 2021

Liquidity and Capital Resources

As of December 31, 2022, we had $177,222 in cash on hand, as well as $398,905 in receivables from escrow, representing investments from our Prior Reg A Offering that we had not yet closed upon as of December 31, 2022.

On or about November 18, 2019, we commenced an offering pursuant to Tier 2 of Regulation A seeking to raise up to $50 million from the sale of “units” representing limited liability company interests in our company (the “Prior Reg A Offering”). We terminated the offering in February 2023. In the Prior Reg A Offering, we sold approximately 865,488 units for a total of $4,327,442 in gross proceeds.

On February 17, 2023, we commenced a new offering pursuant to Tier 2 of Regulation A seeking to raise up to $72 million from the sale of “units” representing limited liability company interests in our company (the “2023 Reg A Offering”). As of the date of this Annual Report, we have sold approximately 89,466 units for a total of $447,333 in the 2023 Reg A Offering.

We are reliant upon the net proceeds from the 2023 Reg A Offering, to continue to make investments in real estate. In addition to those proceeds, we have and intend to obtain the required capital to make investments in real estate through a variety of resources, including using leverage (secured debt or short-term lines of credit) to acquire properties. We intend to keep the company’s overall portfolio leverage ratio at 65% or less. The foregoing targets exclude short-term lines of credit, specifically, the company may obtain lines of credit to provide working capital and to fund acquisitions. No debt is or will be recourse to the limited partners.

Our Investments

As of December 31, 2022, we had made the following investments.

Residential Rental Properties:

Asset Name	Zip Code	Square Footage	Date of Investment	Approximate Investment Cost
The Legend Condo	92101	1,129	11/18/2021	$816,100
Reflections at Lakeshore Development	90018	1.22 acres	10/2022	$550,000

Joint Venture Properties:

Asset Name	Zip Code	# of Units	Date of Investment	Approximate Investment Cost
The Lodges at Glenwood	84604	194	3/17/2021	$10,000
Lakewood Apartments	77590	88	3/25/2021	$25,000
Raintree Commons	84604	154	5/26/2021	$15,000
Apple Lane Apartments	66049	75	7/1/2021	$25,000
The Vue Apartments	78752	156	10/1/2021	$25,000
506 South Apartments	77598	180	12/31/2021	$25,930
APEX Apartments	76105	152	5/5/2022	$100,000
Pinpoint RVA Portfolio	23219 23220		8/2022	$200,000
Sundance Income & Growth OP	Various	3,987+	10/2022	$100,000
Sabine Lofts	77007	198	10/2022	$50,000

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Subsequent to December 31, 2022, we have made the following investments and/or entered into agreements to make the following investments:

Avenue Grove

In February 2023, the company purchased 0.3% interest in Avenue Grove for a purchase price of $200,000. Avenue Grove is a 270-unit concrete apartment complex and sole residential community at the doorstep of Levy Park, a vibrant urban greenspace located in Houston, Texas.  The property is walkable to Houston’s most prestigious neighborhoods, popular employment centers, and top-tier retail and entertainment centers. The property is currently revenue producing, and the company is entitled to a proportionate share of revenues produced by the property based on its ownership interest. As of the date of this Annual Report, the company has not received revenues from its investment in Avenue Grove. The company expects its first revenues from this investment will be earned in Q3 of 2023.

Hickory Point

In February 2023, the company purchased 3.125% interest in Hickory Point, a 175-unit apartment complex located in Newport News, Virginia, one of the better performing submarkets in the greater Richmond, Virginia region. The property consists of 2-3 townhome-style units and is well-positioned less than one mile from the Fort Eustis station gate, which provides support to over 50,000 active duty military members. We believe the property has great value-add potential and is anticipated to be revenue producing. The company is entitled to a proportionate share of revenues produced by the property based on its ownership interest. As of the date of this Annual Report, the company has not received revenues from its investment in Hickory. The company expects its first revenues from this investment will be earned in Q3 of 2023.

Share Price

Our General Partner set our initial offering price at $5.00 per unit. Thereafter, the per unit purchase price in the 2023 Reg A Offering will be adjusted every fiscal quarter and, as of July 1, October 1, January 1, and April 1, of each year (or as soon as commercially reasonable and announced by us thereafter), will be equal to the greater of (i) $5.00 per unit or (ii) our net asset value (“NAV”) divided by the number of units outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day.

As of June 30, 2022, September 30, 2022, December 31, 2022, and March 31, 2023, our Net Asset Value (“NAV”) per unit was $5.00. This NAV per unit will be effective through June 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Distributions

As December 31, 2022 and December 31, 2021, we had paid $130,291 and $5,371, respectively, in distributions to our investors. As our company’s assets grow, we intend to continue making distributions to our investors.

In addition to funds being allocated to expenses and making distributions to investors, certain funds, including during our offering stage will be distributed to our General Partner to offset certain organization and offering related fees.

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Indebtedness

The company entered into a Borrower Agreement with Forbix Capital Corp. (“Forbix”) on November 16, 2021. Under the terms of the agreement, the company received a $530,000 loan from Forbix, $17,895 of which was used to pay an origination fee to Forbix. The term of the loan was until May 15, 2021, at which point the loan was due for repayment. The company was required to pay 8.95% per annum in interest. The company did not repay the loan by its maturity date. On August 8, 2022, the company entered into a refinancing related to this loan with Velocity Mortgage Capital, LLC. As a result of this refinancing, the company entered into a Loan Agreement with Velocity Mortgage Capital, pursuant to which the company issued Velocity Mortgage Capital a promissory note in the total principal amount of $600,000, which accrues interest at 9.86% per annum. The $600,000 loan amount includes the payoff of the amount due under the loan due to Forbix, origination fees payable to Velocity Mortgage Capital in connection with the loan, property improvement and management, taxes, insurance, and other related costs. Monthly payments to Velocity Mortgage Capital of principal and interest on the loan commence on October 1, 2022, with full repayment due by September 1, 2052. As of December 31, 2022, the balance due on this loan was $587,177. It is still outstanding as of the date of this Annual Report. A copy of this Loan Agreement and Promissory Note with Velocity Mortgage Capital is filed as Exhibit 6.1 to Annual Report.

Trends

We continue to identify and pursue potential assets, primarily multi-family value-add, as we believe this asset class to have high demand regardless of overall market and demand fluctuations. In the United States, there is a currently a nationwide shortfall of new multi-family homes, and current housing development efforts in the U.S. is not projected to meet the demand for housing going forward. With rising interest rates and the unaffordability of single-family home prices, we believe there is need for clean and affordable multi-family housing that we intend to capitalize upon.

The company continues to invest and expand our portfolio of real estate investments. See “Liquidity and Capital Resources – Our Investments” above for more information on investments we have made to date.

Item 3. Directors and Officers

Our General Partner

We operate under the direction of our General Partner, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our asset acquisition strategy. The General Partner and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

Our General Partner will select commercial real estate acquisition opportunities, and inform investors about those opportunities through amendments or supplements to the Offering Circular. Following the receipt of sufficient investment capital to acquire whole or fractional interests in properties outright or through the use of debt financing, our General Partner will complete the acquisition transaction, whereby title to the property or the financial instrument, as applicable, will be held by the company or a wholly special purpose vehicle created to hold that specific property or instrument. Our General Partner and its affiliates will then be engaged for the day-to-day management of the acquired property. Responsibilities of our General Partner include property management, asset management, accounting, leasing and construction management. The General Partner may hire unaffiliated third parties to perform some of its responsibilities.

Our General Partner performs its duties and responsibilities pursuant to our Limited Partnership Agreement. Furthermore, we have agreed to limit the liability of our General Partner and to indemnify our General Partner against certain liabilities.

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Executive Officers, Directors, and Significant Employees of our General Partner

The company is managed by our General Partner. As of the date of this Annual Report, the executive officers and directors of our General Partner and their positions and offices are as follows:

Name	Position	Age
Matthew Belcher	Chief Executive Officer, President, and Director	45
Parker Smith	Chief Financial Officer, Chief Operating Officer, Director	41
Travis Hook	Chief Information Officer, Secretary, and Director	36

Matthew Belcher - Chief Executive Officer, President, and Director

Matthew Belcher is the Chief Executive Officer, President, and a Director of CalTier Inc. Matt Belcher is an international entrepreneur involved in many aspects of FinTech, CrowdFunding, Real Estate, Investing, and Business Ventures. His experience spans 25 years working as a Senior Executive in the UK, Europe, and the Americas across various industries.

From 2016 to the present, he has been a co-founder and CEO of the San Diego EB-5 Regional Center, a USCIS approved Regional Center. From 2017 to the present, he is Managing Partner of Woodmont EB-5 Regional Center. Within these roles, he provides high-value advice, project direction, fund management and deal-making services to project owners and stakeholders looking to leverage the EB-5 funding program and foreign direct investment (FDI) as a whole. His real estate experience covers projects and deals ranging from $1 million to $1 billion. He has over 20 years senior executive management experience across several continents covering deal structuring, M&A and sales/marketing performance while working with some of the largest companies in the world including BP, Shell, The International Olympic Committee, FT.com, Barclays Capital, Deutsche Bank, Virgin and many more globally. From 2010 to 2016, he owned ICWG, a boutique Management Consulting Firm and San Diego Business Plans. Prior to moving to the United States in 2010, he ran a software development company, Saviso Consulting, and worked in various software consulting companies.

Travis Hook - Chief Information Officer, Secretary, and Director

Mr. Hook is Chief Information Officer, Secretary, and a Director of CalTier Inc. He received his Bachelors of Science from Baylor University in Waco, TX in 2008 and his Masters of Business Administration from Alliant International University: Marshall Goldsmith School of Management San Diego, CA in 2015, with an emphasis on entrepreneurship and international business. From 2013 to 2016, Mr. Hook worked as a residential and commercial agent under Coastal Pacific Real Estate Brokerage in La Jolla, CA specializing in 1031 Tax Deferred Exchange and international buyer representation. In 2015, he co-founded MyCityShares, LLC, a management consulting company offering custom research, document creation, consulting and audit solutions to help domestic and international clients take advantage of the U.S. investment visa programs through US Real Estate acquisition and development opportunities. In 2016, Mr. Hook also co-founded the San Diego EB-5 Regional Center, a regional development entity licensed by the United States Citizenship and Immigration Services (USCIS) to promote regional job creation through foreign investment. The San Diego, CA based Regional Center is focused on encouraging economic growth through both EB-5 and foreign direct investment (FDI) into southern California. In the last several years there has been a greater demand from foreign investors through both the EB-5 Program and FDI to deploy capital safely and effectively into the US market.

Parker Smith - Chief Financial Officer, Chief Operating Officer, Director

Parker Smith is Chief Financial Officer, Chief Operating Officer, and a Director of CalTier Inc. Mr. Smith is a graduate of Brigham Young University with a degree in Finance. He is also a licensed attorney in both California and Utah. Prior to co-founding CalTier in 2017, Mr. Smith co-Founded and acted as the Managing Attorney at Sy and Smith, PC, starting in 2015. He brings years of experience advising high-net-worth individuals in real estate, banking, and law. He has also spent several years working in the banking and consulting industries. He is fluent in Spanish.

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Limited Liability and Indemnification of our General Partner and Others

Subject to certain limitations, our limited liability partnership agreement limits the liability of our General Partner and certain affiliates (including other limited partners), can be held liable to the company and its limited partners. In addition, the company will indemnify General Partner and other parties for liabilities, cost and expenses arising in connection with any action taken or omitted by an Indemnified Party, including attorneys’ fees incurred in connection with the defense of any action based on any such act or omission, except to the extent that any liability from such Indemnified Party’s fraud, bad faith, willful misconduct, gross negligence, or violation of the terms of this Limited Partnership Agreement.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Removal of the General Partner

Our limited liability partnership agreement provides that our General Partner will serve as our General Partner for an indefinite term, however our General Partner may be removed by us, or may choose to withdraw as General Partner, under certain circumstances. Specifically, the limited partners may remove the General Partner by an affirmative vote of those holding a majority of interests in cases where the General Partner is convicted or found liable for an act of gross negligence or fraud which materially lowers the net asset value of the company.

Further, the General Partner will only serve until its bankruptcy, dissolution or if the General Partner is replaced by a natural person, that General Partner’s term will end by death or adjudication of incompetency.

COMPENSATION OF GENERAL PARTNER AND EXECUTIVE OFFICERS

We do not currently have any employees and we do not currently intend to hire any employees who will be compensated directly by us. All individuals performing work for the company are employees of the General Partner and will receive compensation, including for services performed for us, from our General Partner. As executive officers of our General Partner, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities; service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our General Partner, we do not intend to pay any compensation directly to these individuals.

MANAGEMENT COMPENSATION

Our General Partner and its affiliates, will receive fees and expense reimbursements for services relating to the 2023 Regulation A Offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our General Partner nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of our units.

Form and Compensation Recipient	Determination of Amount	Estimated and Incurred Amount
Organization and Offering Stage
Organization and Offering Expenses – General Partner	We will reimburse the General Partner for organizational and offering costs it incurs on our behalf.	$10,800,000 for a maximum raise of $72,000,000 (1) (2)
Acquisition and Development Stage
Acquisition Fee – General Partner or Other Party

Compensation for efforts of the General Partner in organizing the company, conducting due diligence on the property, procuring the acquisition loan, and making this investment opportunity available to investors. The fee will range from 1.0% - 2.5% per property.

Actual amounts are dependent upon the total equity and debt capital provided by the company, or their affiliates; we cannot determine these amounts at the present time. The maximum acquisition fee in a year, assuming the maximum amount of the 2023 Regulation A Offering is raised and we utilize leverage of 75% (the high end of the company’s disclosed target leverage range), would be $3,168,000.

During the years ended December 31, 2022 and 2021, the company incurred $9,750 and $7,900 in asset acquisition fees, respectively, paid to the General Partner.

16

Operational Stage
Asset Management Fee – General Partner	Quarterly asset management based on our Net Asset Value at the end of each prior quarter ($1,437,764 as of December 31, 2022).

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations. The asset management fee, assuming the maximum amount of the 2023 Regulation A Offering is raised and we utilize leverage of 75% (the high end of the company’s disclosed target leverage range), would be $8,640,000 per year.

During the years ended December 31, 2022 and 2021, the company incurred $52,681 and $8,172 in asset management fees, respectively, paid to the General Partner.

Expense Reimbursement -General Partner	We will reimburse the General Partner for out of pocket expenses paid to third parties in connection with providing services to us, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, Delaware taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with these expenses. This does not include overhead, employee costs, utilities or technology costs of the General Partner or its affiliates.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time. (1) (2)

Construction Management Fee – General Partner or Other Party	Compensation to the General Partner or a third party for the management of any construction on a property. This fee will be 5-7.5% of the construction and/or renovation budget.

Actual amounts  are dependent upon the offering proceeds we raise (and any leverage we employ) and the number of investment opportunities considered by the company. The maximum Construction Management fee in a year, assuming the maximum amount of the 2023 Regulation A Offering is raised and we utilize a 15% of the purchase price (the high end of the company’s estimated construction budget range for target assets), would be $2,250,000.

During the years ended December 31, 2022 and 2021, the company did not incur any construction management fees.

Property Management Fee - General Partner or Other Party	Most likely, to be paid to a third-party property manager, who will provide property management services. The property manager may be an affiliate of the General Partners. 2.5- 4% gross collected income from a property.	Actual amounts are dependent upon the results of our operations. During the years ended December 31, 2022 and 2021, the company did not incur any property management fees.
Liquidation – Listing Stage
Disposition Fee - General Partner or Other Party	Compensation for the efforts of the General Partner in the disposition of a property. This fee is earned on the sale of a property and it ranges from 0.5%-1.0% on the price of the property.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the number of investment opportunities considered by the company. The maximum acquisition fee in a year, assuming the maximum amount of the 2023 Regulation A Offering is raised and we utilize leverage of 75% (the high end of the company’s disclosed target leverage range), would be $1,500,000.

During the years ended December 31, 2022 and 2021, the company incurred $905 and $0 in disposition fees, respectively, paid to the General Partner.

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(1) Amounts owed to the General Partner (for expenses incurred on behalf of the company by the General Partner and/or for fees earned by, but unpaid to, the General Partner by the company) are shown as advances from related parties on the Statements of Financial Condition and amounted to $401,053 and $294,332 at December 31, 2022 and 2021, respectively. See, “Interest of Management and Others in Certain Transactions” for further details.

(2) We reimburse our General Partner, without interest, for these organization and offering costs incurred both before and after such date. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 1.0% of the aggregate gross offering proceeds the company has received from investors in all of its offerings. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 1.0% limit), calculated on an accumulated basis, until our General Partner has been reimbursed in full.

Item 5. Interest of Management and Others in Certain Transactions

The fees paid to the General Partner as compensation for its services to the company are described above in “Management Compensation”.  The company paid its General Partner management fees of $63,336 and $16,072 for fiscal years ended December 31, 2022 and December 31, 2021, respectively. These fees include the asset management fee, asset acquisition fee and disposition fee described above. To the extent these fees are earned by the General Partner, but unpaid, they accrue as amounts owed to the General Partner.

From time to time, the General Partner incurs expenses on the company’s behalf, including, but not limited to, organizational and offering expenses. Such amounts are reimbursable to the General Partner by the company, and are owed to the General Partner until such time as the General Partner is reimbursed by the company for those amounts.

Amounts owed to the General Partner are shown as advances from related parties on the Statements of Financial Condition in the financial statements included with this Annual Report, and amounted to $401,053 and $294,332 at December 31, 2022 and 2021, respectively. These advances are unsecured, interest-free, and repayable on demand. During the 2022 fiscal year, the General Partner incurred approximately $300,000 in expenses on the Company’s behalf (including the $63,336 in management fees), approximately $220,000 of which the company reimbursed to the General Partner in 2022. Additionally, the total amounts owed to the General Partner as of December 31, 2022 and 2021 included deferred offering costs which are included as assets on our Statements of Financial Condition and were $77,838 and $77,838 at December 31, 2022 and 2021, respectively.

We are subject to various conflicts of interest arising out of our relationship with our General Partner and its affiliates. We discuss these conflicts below.

Our General Partner and affiliates are not currently officers, directors, General Partners, key professionals and/or holders of a direct or indirect controlling interest in other investment companies but may do so in the future. However, some of our affiliates are officers, General Partners, key professionals and/or holders of a direct or indirect controlling interest in other companies that way may apply to assist in the financing our acquisitions and projects.

Investment Opportunities

We rely on the investment professionals in the General Partner to source investment opportunities. These same individuals may source opportunities for themselves, other companies that they are affiliated with and other companies that are managed by the General Partner. Though our General Partner does not currently have other companies investing in the type of investment, our General Partner may in the future develop similar companies with a similar objective. In order to ameliorate this conflict we will aim to not have our acquisition stages overlap with other investment vehicles of the General Partner and we instituted conflicts of interest properties.

Competition for Tenants, Buyers and Service Providers

We may compete with other multi-family property owners as well as future companies that our General Partner will manage for potential tenants, buyers and service providers for the properties we develop. Further we may our properties may be in competition to be sold or we may compete for the services in the same developers, contractors, building General Partners or other third parties. In such case, we may not be able to fully mitigate our conflict; however, to reduce conflicts, our plan would be to inform the third party of all the potential properties, as appropriate.

Allocation of Time

We rely on the personnel of the General Partner and its affiliates for the development, management and our day-to-day operation of business. The individual are also the same individual who work with the other companies managed by our General Partner and its affiliates. Therefore, these individuals will need to allocate their time between the various entities and our not obligated to set aside a fixed amount of time for work for this company. That said, we believe that these professionals will have enough time to devote to the various entities. Further, because real estate requires a specialized skill set, we believe utilizing these professional does create certain efficiencies. However, should we discover that we lack the personnel resources to appropriate manage our business, our General Partner intend to hire staff as required.

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Compensation

In the future some of the General Partner’s executive officers may be principals in a company providing property management and other services to us, including financing services. Fees for services of the General Partner and affiliates to the company are not the result of arm’s length negotiations. The current set up of the fees could impact their judgment including with respect to the sale of real estate investments, the acquisition of real estate, and the continuation, renewal or enforcement of our agreements with our General Partner or its affiliates.

Duties Owed by Some of Our Affiliates to Our General and our General Partners’ Affiliates

Our General Partner’s affiliates are also officers, directors, managers and/or key professionals of related and unrelated businesses. As a result, they owe duties to each of these entities and their respective members. These duties may from time to time conflict with the duties that they owe to us.

Item 6. Other Information

None.

Item 7. Financial Statements

19

CALTIER FUND I, LP

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

20

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Partners
of CalTier Fund I, LP

Opinion

We have audited the accompanying financial statements of CalTier Fund I, LP, a Delaware limited partnership, which comprise the statements of financial condition, including the schedule of investments, as of December 31, 2022 and 2021, and the related statements of operations, changes in partners’ capital (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalTier Fund I, LP as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CalTier Fund I, LP and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CalTier Fund I, LP’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CalTier Fund I, LP’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CalTier Fund I, LP’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ PKF San Diego, LLP
San Diego, California	PKF San Diego, LLP
May 12, 2023

F-1

CALTIER FUND I, LP

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS
Investments, at fair value (cost $1,895,316 and $942,030)	$2,020,648	$953,501
Cash and cash equivalents	177,222	91,614
Receivables from escrow	398,905	-
Deferred offering costs	77,838	77,838

Total assets	$2,674,613	$1,122,953

LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accounts payable and accrued liabilities	$30,443	$34,332
Loan payable	587,177	530,000
Advances from related parties	401,053	294,332
Total liabilities	1,018,673	858,664

Contingencies (Notes 1, 7 and 8)

Partners' capital	1,655,940	264,289

Total liabilities and partners' capital	$2,674,613	$1,122,953

See Notes to Financial Statements

F-2

CALTIER FUND I, LP

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2022 AND 2021

			Percentage
			of Partners'
	Cost	Fair Value	Equity
December 31, 2022
Investments:
Equity:
Apple Lane Investors, LLC	$25,000	$36,719	2.22%
CC 506 South, LLC	25,930	41,581	2.51%
RS Glenwood Investors, LLC	10,000	13,135	0.79%
CC Lakewood Apts, LLC	25,000	25,172	1.52%
RS Raintree Investors, LLC	15,000	9,598	0.58%
Sabine Venture Partners, LLP	50,000	50,000	3.02%
Apex Forth Worth Partners, LLC	100,000	164,743	9.95%
Pinpoint RVA Investors, LLC	200,000	200,000	12.08%
Sundance Bay Income and Growth Fund, LP	100,000	100,000	6.04%
Total equity	550,930	640,948	38.71%

Real Estate:
Lake Elsinore - Real Estate	528,286	535,000	32.31%
325 7th Avenue - Condominium	816,100	844,700	51.01%
Total real estate	1,344,386	1,379,700	83.32%

Total investments	$1,895,316	$2,020,648	122.02%

December 31, 2021
Investments:
Equity:
Apple Lane Investors, LLC	$25,000	$27,847	10.54%
CC 506 South, LLC	25,930	25,930	9.81%
RS Glenwood Investors, LLC	10,000	10,536	3.99%
CC Lakewood Apts, LLC	25,000	32,914	12.45%
RS Raintree Investors, LLC	15,000	15,174	5.74%
LPRE Vue, LLC	25,000	25,000	9.46%
Total equity	125,930	137,401	51.99%

Real Estate:
325 7th Avenue - Condominium	816,100	816,100	308.79%

Total investments	$942,030	$953,501	360.78%

All investments are in the real estate industry and are located in the United States.

See Notes to Financial Statements

F-3

CALTIER FUND I, LP

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
INVESTMENT INCOME
Investment income	$84,741	$-
Interest income	152	106
Total investment income	84,893	106

EXPENSES
Interest	52,019	3,953
Professional fees and other	1,645,825	413,123
Management fee	63,336	16,072
Total expenses	1,761,180	433,148

Net investment loss	(1,676,287)	(433,042)

REALIZED AND UNREALIZED GAIN ON INVESTMENTS
Net realized gains or loss on investments	5,180	3,269
Net change in unrealized appreciation or depreciation on investments	113,861	13,774
Net gain on investments	119,041	17,043

NET LOSS	$(1,557,246)	$(415,999)

See Notes to Financial Statements

F-4

CALTIER FUND I, LP

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	GENERAL	LIMITED
	PARTNER	PARTNERS	TOTAL
PARTNERS' CAPITAL (DEFICIT), DECEMBER 31, 2020	$(163,146)	$109,950	$(53,196)

Capital contributions	-	733,484	733,484

Net loss	-	(415,999)	(415,999)

PARTNERS' CAPITAL (DEFICIT), DECEMBER 31, 2021	(163,146)	427,435	264,289

Capital contributions	-	3,288,390	3,288,390

Capital distributions	-	(339,493)	(339,493)

Net loss	-	(1,557,246)	(1,557,246)

PARTNERS' CAPITAL (DEFICIT), DECEMBER 31, 2022	$(163,146)	$1,819,086	$1,655,940

See Notes to Financial Statements

F-5

CALTIER FUND I, LP

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,557,246)	$(415,999)
Adjustments to reconcile net loss to net cash used in operating activities:
Net change in unrealized appreciation or depreciation on investments	(113,861)	(13,774)
Gain on sale of investments	(5,180)	(3,269)
Changes in operating assets and liabilities:
Purchases of investments	(978,286)	(939,861)
Receipts from sales of investments	30,180	3,403
Receivables from escrow	(398,905)	-
Advances to related parties	-	20,000
Accounts payable and accrued liabilities	(3,889)	21,975
Advances from related parties	106,721	84,358

Net cash used in operating activities	(2,920,466)	(1,243,167)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	3,288,390	733,484
Capital distributions	(339,493)	-
Borrowings on loan payable	600,000	530,000
Paydowns on loan payable	(542,823)	-

Net cash provided by financing activities	3,006,074	1,263,484

Net changes in cash and cash equivalents	85,608	20,317

Cash and cash equivalents, beginning of year	91,614	71,297

Cash and cash equivalents, end of year	$177,222	$91,614

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$52,019	$3,953

See Notes to Financial Statements

F-6

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations

Nature of Operations

CalTier Fund I, LP (the “Partnership”), was formed on January 23, 2019 and is organized as a Delaware limited partnership formed to invest primarily in multi-family real estate properties in the West, Southwest, and Midwest United States. The Partnership is managed by CalTier, Inc., a Delaware corporation (the “General Partner”). The General Partner was formed in 2017 as a California limited liability company to be a fund management and real estate acquisition Partnership focusing on acquiring assets either on its own behalf or with strategic partner(s). The Partnership was formed to raise funds under Regulation A of Title IV of the Jobs Act. In 2022, the General Partner converted into a Delaware corporation. The Partnership intends to raise up to $70 million from a wide range of individual and institutional investors, with a primary focus on individual non-accredited investors, to acquire multi-family and commercial real estate. Each Limited Partner’s liability is limited to the Partner’s capital contribution.

In 2021, the Partnership began purchasing investments in other real estate investments to provide some return to current investors as it continues its capital raising efforts. The Partnership has commenced its planned principal operations, it will incur significant additional expenses. The Partnership is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Partnership’s planned operations or failing to profitably operate the business.

The Partnership’s investment period will commence on the date of the initial closing and expires on the earlier of: (i) the date at which the maximum offering amount has been sold, (ii) the date which is one year from this offering being qualified by the U.S. Securities and Exchange Commission, and (iii) the date at which the offering is terminated by the General Partner. The Partnership shall continue indefinitely unless all investments are sold and distributions made to the Limited Partners or at the sole discretion of the General Partner at any point in time.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Partnership is an investment Partnership and follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the fair value of the investments and unrealized gains/loss on those investments. Actual results could differ from those estimates.

Cash and Cash Equivalents and Concentration of Cash Balances

The Partnership considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased. The Partnership’s cash and cash equivalents in bank accounts, at times, may exceed federally insured limits. The Partnership has not experienced any losses due to these limits.

F-7

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Investments

Investments are carried at fair value. Costs to acquire investments are capitalized as a component of investment cost. The fair values of real estate and real estate related investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Investments without a public market are valued based on assumptions made and valuation techniques used by the General Partner. Such valuation techniques include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the General Partner considers multiple valuation techniques when measuring the fair value of an investment. However, in certain circumstances, a single valuation technique may be appropriate.

Purchases and sales of investments are recorded on a transaction basis. Realized gains and losses on investment transactions are determined based upon the specific identification method. The difference between cost and the fair value of investments is reflected as unrealized gains/(losses) on investment. Changes in fair value of the investment from the prior year are included as net unrealized gain on investment in the accompanying statement of operations.

Rental income from investment property is recognized as investment income in the accompanying statement of operations on a straight-line basis over the terms of the lease.

Distributions that represent returns of capital in excess of cumulative profits and losses are credited to investment cost rather than investment income. Any amounts to a lesser extent are reported as investment income in the accompanying statement of operations.

The fair value of investments does not reflect the Partnership’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of fair value. The Partnership also reflects its equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the equity valuation.

The Partnership may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. In addition, there continues to be significant disruptions in the global capital, credit and real estate markets. These disruptions have led to, among other things, a significant decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a significant contraction in short-term and long-term debt and equity funding sources. This contraction in capital includes sources that the Partnership may depend on to finance certain of its investments. These market developments have had a significant adverse impact on the Partnership’s liquidity position, results of operations and financial condition and may continue to adversely impact the Partnership if market conditions continue to deteriorate. The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments. As a result, amounts ultimately realized by the Partnership from investments sold may differ from the fair values presented, and the differences could be material.

F-8

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Receivables from Escrow

The Partnership uses a third-party escrow company that collects investor contributions. Amounts not remitted to the Partnership at a point in time are reported as receivables from escrow.

Organizational Costs

In accordance with FASB ASC 720, Other Expenses, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising Costs

The Partnership expenses advertising costs as incurred. Advertising costs expensed during the year ended December 31, 2022 and 2021 were $1,369,624 and $226,987, respectively.

Risks and Uncertainties

The Partnership has no operating history and has not generated revenue from operations. The Partnership’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Partnership’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire multi-family and commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Partnership’s financial conditions and the results of operations.

F-9

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Deferred Offering Costs

The Partnership complies with the requirements of FASB ASC 946-20-25, Financial Services – Investment Companies and FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - Expenses of Offering. Deferred offering costs consist principally of accounting and legal fees incurred in connection with an offering the Partnership intends to fully commence its intended during 2022 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Statements of Financial Condition. The deferred offering costs will be charged against proceeds from Partner contributions upon the completion of the offering or to expense if the offering is not completed further. Deferred offerings costs of $77,838 and $77,838, are capitalized to the Statements of Financial Condition as of December 31, 2022 and 2021, respectively.

Income Taxes

The Partnership is a limited liability partnership. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its partners. Therefore, no provision for income tax has been recorded in the statements. Income from the Partnership is reported and taxed to the Partners on their individual tax returns.

The Partnership complies with FASB ASC 740, Income Taxes, (“FASB ASC 740”) for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Partnership’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Partnership’s financial statements. The Partnership believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Partnership may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Partnership is not presently subject to any income tax audit in any taxing jurisdiction. All years are open for tax examinations.

Subsequent Events

The Partnership invested $400,000 in two real estate related investments in February 2023.

The Partnership evaluated all significant events or transactions that occurred through May 12, 2023, the date these financial statements were available to be issued.

NOTE 3 – Management Fees and Other Transactions with Affiliates

Reimbursement of Organization and Offering Expenses

The Partnership’s General Partner and its affiliates are reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses which were incurred prior to the inception of the Partnership.

Deferred offering costs of $77,838 and $77,838, along with other general expenses were incurred by a related party on the Partnership’s behalf and are shown as advances from related parties on the Statements of Financial Condition and amounted to $401,053 and $294,332 at December 31, 2022 and 2021, respectively. This related party advances are unsecured, interest-free, and repayable on demand.

F-10

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – Management Fees and Other Transactions with Affiliates (Continued)

Advances to Related Parties

The Partnership transferred $20,000 to a related party holding company in December 2020 in anticipation of making an investment, however, that investment did not occur and the Partnership was refunded their contribution in 2021.

The Limited Partnership Agreement describes the terms under which the General Partner will manage the Partnership. The Partnership is subject to the following fees under this agreement:

Asset Management Fee

The Partnership pays the General Partner an asset management fee equal to an annualized rate of 3.0%, which is based on the net offering proceeds as of the end of each quarter, and thereafter is based on Partnership’s Net Asset Value (“NAV”) at the end of each prior quarter. This fee is payable quarterly. During the years ended December 31, 2022 and 2021, the Partnership incurred $52,681 and $8,172 in asset management fees, respectively.

Asset Acquisition Fee

For each real estate investment, the Partnership pays its General Partner or its designated affiliate 1.0%-2.5% of the investment’s purchase price. This fee is paid at the discretion of the General Partner, but no later than the liquidation of the real estate investment. During the years ended December 31, 2022 and 2021, the Partnership incurred $9,750 and $7,900 in asset acquisition fees, respectively.

Construction Management Fee

For each real estate investment, for which the Partnership may require to construct or renovate, the Partnership shall pay its General Partner or its designated affiliate 5.0%-7.5% of the construction or renovation budget. This fee shall be paid at the completion of the construction or renovation is substantially complete. During the years ended December 31, 2022 and 2021, the Partnership did not incur any construction management fees.

Disposition Fee

For each real estate investment, the Partnership may pay its General Partner or its designated affiliate 0.5%-1.0% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate. During the years ended December 31, 2022 and 2021, the Partnership incurred $905 and $0 in disposition fees, respectively.

Property Management Fee

The General Partner may cause the Partnership to engage a third party to provide property management services with respect to properties acquired by the Partnership, or may elect to provide such services itself (or through an affiliate of the General Partner). In the event that the General Partner (or an affiliate thereof) provides any such property management services, the Partnership shall pay the General Partner or its applicable affiliate 2.5%-4.0% of gross collected income from a property. During the years ended December 31, 2022 and 2021, the Partnership did not incur any property management fees.

F-11

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – Investments and Fair Value

When available, the Partnership utilizes quoted market prices from independent third-party sources to determine fair value. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Partnership to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Partnership determines the market for a financial instrument owned by the Partnership be illiquid or when market transactions for similar instruments do not appear orderly, the Partnership uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

The Partnership internally valued certain investments based on overall changes in market conditions and comparable sales data within each of the markets the investment was made due to the relative short term the investment is intended to be held. Other investments were valued at cost as they were purchased within a few months before year end. Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

Apple Lane Investors, LLC

In July 2021, the Partnership invested $25,000 in Apple Lane Investors, LLC, which owns 41,916 square feet of multifamily residential building in Lawrence, Kansas. The Partnership’s ownership percentage of Apple Lane Investors, LLC was 1.78%. Management has determined the fair value of the Partnership’s investment to be $36,719 and $27,847 as of December 31, 2022 and 2021, respectively. The unrealized gain on the fair value of the investment amounted to $8,872 and $3,116 for the years ended December 31, 2022 and 2021, respectively.

CC 506 South, LLC

In December 2021, the Partnership invested $25,930 in CC 506 South, LLC, which owns 155,652 square feet of multifamily residential building in Webster, Texas. The Partnership’s ownership percentage of CC 506 South, LLC was 0.46%. Management has determined the fair value of the Partnership’s investment to be $41,581 and $25,930 as of December 31, 2022 and 2021, respectively. The unrealized gain on the fair value of the investment amounted to $15,561 and $0 for the years ended December 31, 2022 and 2021, respectively.

RS Glenwood Investors, LLC

In March 2021, the Partnership invested $10,000 in RS Glenwood Investors, LLC, which owns 112,672 square feet of multifamily residential building in Provo, Utah. The Partnership’s ownership percentage of RS Glenwood Investors, LLC was 0.17%. Management has determined the fair value of the Partnership’s investment to be $13,135 and $10,536 as of December 31, 2022 and 2021, respectively. The unrealized gain on the fair value of the investment amounted to $2,689 and $772 for the years ended December 31, 2022 and 2021, respectively.

CC Lakewood Apts, LLC

In March 2021, the Partnership invested $25,000 in CC Lakewood Apts, LLC, which owns 57,600 square feet of multifamily residential building in Texas City, Texas. The Partnership’s ownership percentage of CC Lakewood Apts, LLC was 1.46%. Management has determined the fair value of the Partnership’s investment to be $25,172 and $32,914 as of December 31, 2022 and 2021, respectively. The unrealized gain (loss) on the fair value of the investment amounted to ($7,742) and $9,571 for the years ended December 31, 2022 and 2021, respectively.

F-12

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – Investments and Fair Value (Continued)

RS Raintree Investors, LLC

In May 2021, the Partnership invested $15,000 in RS Raintree Investors, LLC, which owns 94,827 square feet of multifamily residential building in Provo, Utah. The Partnership’s ownership percentage of RS Raintree Investors, LLC was 0.11%. Management has determined the fair value of the Partnership’s investment to be $9,598 and $15,174 as of December 31, 2022 and 2021, respectively. The unrealized gain (loss) on the fair value of the investment amounted to ($5,576) and $315 for the years ended December 31, 2022 and 2021, respectively.

LPRE Vue, LLC

In September 2021, the Partnership invested $25,000 in LPRE Vue, LLC, which owns 141,104 square feet of multifamily residential building in Austin, Texas. The Partnership’s ownership percentage of LPRE Vue, LLC was 0.27%. Management has determined the fair value of the Partnership’s investment to be $25,000 as of December 31, 2021. This investment was sold for $30,180 in 2022, which resulted in a realized gain of $5,180.

Sabine Venture Partners, LLP

In September 2022, the Partnership invested $50,000 in Sabine Venture Partners, LLP, which owns 224,357 square feet of multifamily residential building in Huston, Texas. The Partnership’s ownership percentage of Sabine Venture Partners, LLP was 0.08%. Management has determined the fair value of the Partnership’s investment to be $50,000 as of December 31, 2022.

Apex Forth Worth Partners, LLC

In May 2022, the Partnership invested $100,000 in Apex Fort Worth Partners, LLC, which owns 134,800 square feet of multifamily residential building in Fort Worth, Texas. The Partnership’s ownership percentage of Apex Fort Worth Partners, LLC was 2.0%. Management has determined the fair value of the Partnership’s investment to be $164,743 as of December 31, 2022. The unrealized gain on the fair value of the investment amounted to $64,743 for the year ended December 31, 2022.

Pinpoint RVA Investors, LLC

In August 2022, the Partnership invested $200,000 in Pinpoint RVA Investors, LLC, which owns 168,395 square feet of multifamily residential buildings in Richmond, Virginia. The Partnership’s ownership percentage of Pinpoint RVA Investors, LLC was 1.1%. Management has determined the fair value of the Partnership’s investment to be $200,000 as of December 31, 2022.

Sundance Bay Income and Growth Fund, LP

In October 2022, the Partnership invested $100,000 in Sundance Bay Income and Growth Fund, LP, which is a fund that acquires, renovates and manages a portfolio of multifamily assets. Management has determined the fair value of the Partnership’s investment to be $100,000 as of December 31, 2022.

Lake Elsinore Real Estate

In June 2022, the Partnership acquired a vacant waterfront lot of approximately 1.2 acres in Lake Elsinore Diego, California for $528,286. The Partnership owns 100% of this investment. Management has determined the fair value of the Partnership’s investment to be $535,000 as of December 31, 2022. The unrealized gain on the fair value of the investment amounted to $6,714 for the year ended December 31, 2022.

F-13

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – Investments and Fair Value (Continued)

325 7th Avenue Condominium

In November 2021, the Partnership acquired a 1,129 square foot residential condominium in San Diego, California for $816,100. The Partnership invested $286,100 in cash in this condominium and borrowed an additional $530,000 (see Note 5). The Partnership owns 100% of this investment. Management has determined the fair value of the Partnership’s investment to be $844,700 and $816,100 as of December 31, 2022 and 2021, respectively. The unrealized gain on the fair value of the investment amounted to $28,600 and $0 for the years ended December 31, 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, the Partnership received $84,741 and $0, respectively, of payments from investments which are reported as investment income in the Statements of Operations. This included $75,013 and $0 of rental income from the 325 7th Avenue Condominium for the years ended December 31, 2022 and 2021, respectively. The Partnership recognized $5,810 and $3,269 of realized income from the sale of investments during the years ended December 31, 2022 and 2021, respectively.

The following table sets forth by level, within the fair value hierarchy, the Partnership’s investments, measured on a non-recurring basis, at fair value:

	Fair Value Measurements as of December 31, 2022, Utilizing:
	Quoted	Significant Other	Significant
	Market Price	Observable	Unobservable
	Inputs	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Investments:
Equity investments	$-	$-	$640,948	$640,948
Real estate investments	-	-	1,379,700	1,379,700

Total	$-	$-	$2,020,648	$2,020,648

	Fair Value Measurements as of December 31, 2021, Utilizing:
	Quoted	Significant Other	Significant
	Market Price	Observable	Unobservable
	Inputs	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Investments:
Equity investments	$-	$-	$137,401	$137,401
Real estate investments	-	-	816,100	816,100

Total	$-	$-	$953,501	$953,501

Changes in level 3 investments are as follows for the years ended December 31, 2022 and 2021:

	2022	2021
Balance, beginning of year	$953,501	$-
Total realized and unrealized gains or loss	119,041	13,774
Purchases	978,286	943,130
Sales and return of capital	(30,180)	(3,403)
Balance, end of year	$2,020,648	$953,501

F-14

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – Loan Payable

In December 2021, and in connection with its purchase of 375 7th Avenue property, the Partnership entered into a promissory note with a lender for $530,000, with an interest rate of 8.95% and due May 15, 2022. The note required interest only payments of approximately $4,000 which were payable each month. In June 2022, the Partnership paid off this loan and entered into a new promissory note with a lender for $600,000, with an interest rate of 8.95% and due May 15, 2022. The note required interest and principal payments of approximately $4,000 which are payable each month. The note is secured by the underlying property as well as personally guaranteed by three members of the General Partner. The balance of the promissory notes at December 31, 2022 and 2021 was $587,177 and $530,000, respectively.

NOTE 6 – Partners’ Capital (Deficit)

Limited Partners have no rights, power, or authority to act for or bind the Partnership. No Limited Partner shall take any part in the conduct or control of the Partnership’s business and each Limited Partner shall only have the right to vote upon Partnership matters for election of successor General Partner, dissolution of the Partnership, other matters, consents, and approvals. The General Partner is authorized to cause the Partnership to pay all expenses relating to the formation and organization of the Partnership. Each Limited Partner’s interest in the Partnership is represented by units of interest (“units”) that entitles the holder to all of the rights and interest of the holder under the agreement, including, without limitation, the right to share in the net profits, net losses, cash flow, distributions, and capital of the Partnership.

As of December 31, 2022 and 2021, the Partnership has collected $3,288,390 and $733,484, respectively, as contributions from its Limited Partners. In 2022, the Partnership made distributions that consisted of refunds and distributions of $339,493.

Allocations of Profits and Losses

Net profits and net losses shall be determined separately for each investment in such manner as is determined in the sole and absolute discretion of the General Partner. Any net profits or net losses that are not directly attributable to any investment shall be allocated among any or all of the investments in such manner as is determined in the sole and absolute discretion of the General Partner.

Specific allocation of net losses and net profits will be allocated to the Partners in accordance with the provisions as described in the Agreement of Limited Partnership.

Distributions

Distributions of net profits will not be made to the Limited Partners until the earlier of: (i) twelve (12) months from the date of admission of the first Limited Partner is admitted to the Partnership pursuant to the offering, or (ii) the Partnership’s investments in real estate assets begin generating cash flows, in the sole and absolute discretion of the General Partner, to the extent that cash is available.

Redemptions

A Limited Partner may request limited quarterly withdrawals from the Partnership by offering a discounted redemption price prior to holding the investment for two (2) years. Pursuant to this limited redemption, a Limited Partner may only have one outstanding redemption request at any given time and request redemptions up to the lessor of 10,000 units or $50,000. The discounted redemption will range between 1.0% and 3.0% based on the holding period of the investment and partially at the discretion of the General Partner based on the liquidity of the Partnership and operating cash flow needs.

F-15

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

NOTE 8 – Financial Risks and Uncertainties

Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increasing or decreasing in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.

NOTE 9 – Financial Highlights

Pursuant to the American Institute of Certified Public Accountants' Audit and Accounting Guide - Audits of Investment Companies, certain non-registered, non-unitized investment companies are required to disclose certain ratios related to net investment income, expenses, and internal rate of return (“IRR”).

The below ratios are calculated for all Partners taken as a whole and are presented on an annualized basis. The IRR was computed from inception of the Partnership based on the actual dates of the cash inflows and outflows, as applicable, and the residual value of the Partners’ capital account, net of all incentive allocations, as of each measurement date. An individual Partner’s ratios and internal rate of return may vary based on different management fee and incentive arrangements (as applicable) and the timing of capital transactions.

	Inception through December 31, 2022	December 31, 2022	December 31, 2021
Net investment income ratio	36%	9%	0%

Realized/Unrealized income ratio	58%	13%	16%

Expense ratio	968%	190%	418%

IRR	-806%	-168%	-402%

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Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below:

2.1	Certificate of Limited Partnership*
2.2	Limited Partnership Agreement*
4.1	Form of Subscription Agreement ^^
6.1	Loan and Note Agreement between the company and Velocity Mortgage Capital**
8.1	Form of Escrow Agreement ^^
11.1	Auditor Consent #

# Filed herewith.

^^ Filed as an exhibit to the CalTier Fund I, LP. Regulation A Offering Statement on Form 1-A (Commission File No. 024-12056) filed with the Commission on November 14, 2022 and incorporated herein by reference.

* Filed as an exhibit to the CalTier Fund I, LP. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11077) and incorporated herein by reference.

** Filed as exhibit 6.1 to CalTier Fund I, LP’s Semi-Annual Report on Form 1-SA filed with the Commission on September 28, 2022 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,  in the City of San Diego, State of California, on May 18, 2023.

CalTier Fund I, LP

By: CalTier Inc., its General Partner

By:	/s/ Matthew Belcher
Name: Matthew Belcher
Title: Chief Executive Officer

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer and Director of CalTier Inc., the General Partner (Principal Executive Officer)
Date:	May 18, 2023

/s/ Travis Hook
Name:	Travis Hook
Title:	Chief Information Officer and Director of CalTier Inc., the General Partner
Date:	May 18, 2023

/s/ Parker Smith
Name:	Parker Smith
Title:	Chief Financial Officer and Director of CalTier Inc., the General Partner (Principal Accounting Officer and Principal Financial Officer)
Date:	May 18, 2023

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